Exhibit 33

Grown Rogue International Announces Receipt for Final Short Form Prospectus

Medford, Oregon--(Newsfile Corp. - April 30, 2021) - Grown Rogue International Inc. (CSE: GRIN) (OTC Pink: GRUSF) (“Grown Rogue” or the “Company”) is pleased to announce that further to its press release of March 5, 2021, the Company has received a receipt (the “Final Receipt”) for its final short form prospectus dated April 23, 2021 (the “Prospectus”). The Prospectus qualifies the distribution of an aggregate of 23,162,579 units of the Company (each a “Unit”), which are issuable for no additional consideration upon the deemed exercise of 21,056,890 special warrants (each a “Special Warrant”) which were sold pursuant to a brokered private placement offering completed by the Company on March 5, 2021 (the “Offering”). The Special Warrants were sold at a price of $0.225 per Special Warrant for aggregate gross proceeds of $4,737,800.25. The Offering was led by Eight Capital (the “Agent”), as sole agent and bookrunner.

Pursuant to a special warrant indenture dated March 5, 2021 between the Company and Capital Transfer Agency ULC, as special warrant agent, the Special Warrants were automatically exercised into Units, without payment of any additional consideration, effective today, being the third business day after the date on which the Final Receipt was received by the Company.

Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants entered into among the Company and Capital Transfer Agency ULC, as warrant agent, on March 5, 2021.

For more information on the Offering, please refer to the Prospectus, as well as the Company’s press release dated March 5, 2021, available on the Company’s profile on SEDAR at www.sedar.com.

The securities issued and sold pursuant to the Offering have not been, nor will they be, registered under the United States Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Grown Rogue

Grown Rogue International (CSE: GRIN) (OTC Pink: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sun grown and indoor premium flower, along with patented nitro sealed indoor and sun grown pre-rolls and jars.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

President & Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include, without limitation, information regarding the expected use of proceeds of the Offering. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission. The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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